EXHIBIT 99.40

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts in US dollars, unless otherwise stated)

Monday, October 15, 2012

John A. McCluskey Named 2012 Ontario Entrepreneur Of The Year by Ernst & Young

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) is pleased to announce that John A. McCluskey, President and Chief Executive Officer, is Ontario’s 2012 Ernst & Young Entrepreneur Of The Year. Mr. McCluskey was honored with this award at a gala in Toronto on October 10, 2012. He is one of five nominees from different regions of the country who will be named by Ernst & Young as Canada’s Entrepreneur Of The Year for 2012 at a celebration on January 16, 2013 in Toronto.

Entrepreneur Of The Year is a tribute to the spirit and contribution of entrepreneurs and culminates in June 2013 with the selection of a World Entrepreneur Of The Year, the most prestigious business award of its kind. Mr. McCluskey was chosen as Ontario’s winner by an independent judging panel of distinguished business leaders and previous award recipients, who recognized his “forward-thinking vision and eye for opportunity” in growing Alamos from a start-up company in 2003 to an established Canadian-based gold miner that owns and operates the Mulatos Mine in Mexico, with exploration and development activities in Mexico and Turkey. Alamos has a consistent track record as one of the world’s lowest-cost gold producers and a strong cash generator, while remaining debt free. In 2012 Alamos expects to produce its millionth ounce of gold and billionth dollar of revenue.

“John risked everything when founding Alamos Gold Inc. at the bottom of a 20-year gold bear market and amid significant macroeconomic issues. But the risk paid off,” said Colleen McMorrow, National and Ontario Director of Entrepreneur Of The Year. Among the criteria considered by the judges were financial performance, vision, leadership, innovation, personal integrity and influence, social responsibility, and entrepreneurial spirit.

In his acceptance remarks, Mr. McCluskey said: “I believe strongly in promoting and rewarding entrepreneurship. This is an important idea and I want to thank Ernst & Young and the other event sponsors for taking this idea seriously, to demonstrate entrepreneurship is valued in the business world and in our society.”

Mr. McCluskey noted that he was “pulled into the world of business gradually and I might even say reluctantly. But once there, I found myself fortunate enough to be surrounded by dyed in the wool entrepreneurs.”

He observed that he “went to work for a terrific start-up company…truth to tell, being willing to start at the bottom and learn may be a more important factor to success in entrepreneurship than it gets credit for. As a CEO today, I truly hope someone in the mail room of my company ends up running their own one day.”

Mr. McCluskey also won the Mining and metals category award for Ontario at the Ernst & Young Ontario Entrepreneur Of The Year 2012 gala.

1 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $300 million in cash and short-term investments, is debt-free, and unhedged to the price of gold. As of October 12, 2012, Alamos had 120,724,306 common shares outstanding (125,554,706 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman	Allan Candelario

Investor Relations	Investor Relations

(416) 368-9932 x 401	(416) 368-9932 x 406

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

2 | ALAMOS GOLD INC